December 22, 2020

Hugh West
Accounting Branch Chief
Office of Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

    RE:    Discover Financial Services
        Form 10-Q for the Quarterly Period Ended September 30, 2020
        Filed October 26, 2020
        File No. 001-33378

Dear Mr. West:

Discover Financial Services (the “Company," "we," "our," "us") is pleased to respond to your letter dated December 15, 2020. For your convenience, we have restated your comment in full. We appreciate the Staff's assistance in our continuing efforts to provide comprehensive and transparent disclosure, which has always been our goal.

Form 10-Q for the Quarterly Period Ended September 30, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Loan Quality

Impact of COVID-19 on Loan Quality, page 63

1.We note your tabular presentation includes accounts that have been excluded from the TDR designation due to regulatory exemptions, along with the corresponding number and dollar amount of accounts. Please tell us what consideration has been given to including information in future filings that provides the reader with expanded insight into the underlying credit quality of those customers that were excluded from the TDR designation due to regulatory exemptions. The following are examples of information that would enhance transparency and granularity of your tabular and textual disclosures.

•Quantify the number (or percentage) of those customers that have made a payment in the last payment cycle.
•Quantify the number (or percentage) of those customers that have made no payments since entering the program.
•Provide a distribution by most recent FICO score (e.g., 660 and above, and less than 660 or no scores).

In addressing loan quality within Management’s Discussion and Analysis, we considered what information would enable investors to see the Company through the eyes of management, enhance the overall financial disclosure, provide the context within which financial information should be analyzed, and provide information about the quality, and potential variability, of the Company’s earnings and cash flows. The tabular disclosure on page 63 of our Form 10-Q for the quarterly period ended September 30, 2020, referenced in the staff’s comment, was included in order to provide greater insight into the extent to which the Company has utilized borrower relief programs during the pandemic. Management deemed this necessary in light of the exemption of certain modifications from designation as troubled debt restructurings (“TDRs”) pursuant to Section 4013 of the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). Absent this disclosure, management believed that the actual trend in loan modifications could have been obscured. Loan or account modifications exempt from TDR status under the CARES Act are hereinafter referred to as the “Section 4013 loans.”

The metrics which the staff has cited as examples that might provide further insight into the loan quality of Section 4013 loans were not considered for inclusion within Management’s Discussion and Analysis because these are not metrics that management employs in evaluating the underlying credit quality of Section 4013 loans, the effectiveness of the Company’s loan modification programs or managing the business. We do evaluate the number of enrollments (both number and dollars), charge-offs and delinquencies. We have disclosed the enrollment figures. Charge-offs are not yet a meaningful measure given the recent nature of the Section 4013 loan modifications and, as such, the lack of seasoning in terms of the post-modification performance of these loans. While the 90-plus day delinquency rate is available for the Section 4013 loans, like charge-offs, this measure is also continuing to season and may not be representative of the true performance of these modified loans. In addition, management does not evaluate charge-off and delinquency rates for TDRs and Section 4013 loans separately, but rather evaluates these measures at the modification program level to assess the effectiveness of each program.

With respect to Card delinquency rates, as of September 30, 2020, the 90-plus day delinquency rate for Section 4013 loans was not materially different from the overall portfolio rate of loans in that stage of delinquency. As noted in our disclosure on page 68, that rate for the overall portfolio was 93 basis points. To the extent management determines that it would provide further clarity and context to the readers of our financial statements, we would enhance the Loan Quality disclosures in Management’s Discussion and Analysis by explicitly noting how the 90-day plus delinquency rate of our Section 4013 loans compares with that rate for our overall portfolio. If a material difference between these two measurements arose, we would consider the need to provide more detail about how they differ to the extent management determines that such details were necessary for understanding the Company’s loan quality, financial condition, changes in financial condition and results of operations.

To the extent that the Section 4013 loans are material, we will continue to consider what on-going disclosures are important to a reader’s understanding of the impact of these modifications on the Company’s loan quality, financial condition, changes in financial condition and results of operations.

* * * *
We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact me at (224) 405-3601 or Shifra Kolsky, Senior Vice President and Chief Accounting Officer, at (224) 405-3055. In addition, we would be pleased to arrange a conference call or meet with you if this will facilitate your review. We appreciate this opportunity to work with you in making the Company's disclosures more comprehensive and transparent.

Sincerely,

/s/ John T. Greene
John T. Greene
Executive Vice President and
Chief Financial Officer

cc:    Ms. Sally Buckles, Deloitte & Touche LLP